October 24, 2019

George P. Doyle
Chief Financial Officer
Landmark Infrastructure Partners LP
400 Continental Boulevard
Suite 500
P.O. Box 3429
El Segundo, CA 90245

       Re: Landmark Infrastructure Partners LP
           Form 10-K for the Fiscal Year Ending December 31, 2018
           Filed February 20, 2019
           File No. 001-36735

Dear Mr. Doyle:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ending December 31, 2018

EBITDA, Adjusted EBITDA and Distributable Cash Flow, page 52

1. We note that your calculation of EBITDA contains an adjustment for items other than interest, taxes, depreciation and amortization. Please revise future filings to ensure that measures calculated differently from EBITDA are not characterized as
EBITDA.
      Reference is made to Question 103.01 of the Division s Compliance and Disclosure
      Interpretations for Non-GAAP Financial Measures. This comment also applies to your future earnings releases and future supplemental packages.
Funds from Operations ("FFO") and Adjusted Funds from Operations ("AFFO"), page
54

2. We note that your calculation of FFO makes adjustments for distributions to preferred unitholders and noncontrolling interests. Therefore, it appears that FFO is attributable to
 George P. Doyle
Landmark Infrastructure Partners LP
October 24, 2019
Page 2
         common and subordinated unitholders. Please clarify and/or revise the labeling of your non-GAAP financial measure in future filings to adequately reflect what is being presented. This comment also applies to your future earnings releases and future supplemental packages.
Notes to Consolidated and Combined Financial Statements
Note 8. Investment in Unconsolidated Joint Venture, page F-22

3. We note that you recognized a gain on contribution of real property interests to an unconsolidated JV since you determined that you do not have a controlling financial interest in the entity that holds the assets. Please provide us with a detailed analysis of how you reached your conclusion, given that you maintain an ownership level in excess of
         50%. Cite relevant accounting literature in your response.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at
(202) 551-3429
with any questions.



FirstName LastNameGeorge P. Doyle                             Sincerely,
Comapany NameLandmark Infrastructure Partners LP
                                                              Division of
Corporation Finance
October 24, 2019 Page 2                                       Office of Real
Estate & Construction
FirstName LastName